SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

VOXELJET AG
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92912L107
(CUSIP Number)

August 20, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92912L107	13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Novel Century Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (See Instructions)(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 18,600,000 shares of common stock outstanding as of April 11, 2014.

CUSIP No. 92912L107	13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Mega Fame Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (See Instructions)(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 18,600,000 shares of common stock outstanding as of April 11, 2014.

CUSIP No. 92912L107	13G	Page 4 of 9

1.	NAMES OF REPORTING PERSONS Tu Guihua
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (See Instructions)(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 18,600,000 shares of common stock outstanding as of April 11, 2014.

CUSIP No. 92912L107	13G	Page 5 of 9

Item 1.

(a)           Name of Issuer:  VOXELJET AG (the "Company")

(b)           Address of Issuer's Principal Executive Offices:

Paul-Lenz Strasse 1b 86316 Friedberg Germany

Item 2.

(a)           Names of Persons Filing:

Novel Century Ventures Limited
Mega Fame Holdings Limited
Tu Guihua

(b)           Address of Principal Business Office or, if None, Residence:

Novel Century Ventures Limited
P.O. Box 957, Offshore Incorporations Centre, Road Town
Tortola, British Virgin Islands

Mega Fame Holdings Limited
P.O. Box 957, Offshore Incorporations Centre, Road Town
Tortola, British Virgin Islands

Tu Guihua
Rm. 24-2, Bld 10, Project B, Huaguoyuan, Nanming District
Guiyang, Guizhou Province, China

(c)	Citizenship or Place of Organization:

Novel Century Ventures Limited is a company organized in the British Virgin Islands.

Mega Fame Holdings Limited is a company organized in the British Virgin Islands.

Ms. Tu Guihua is a citizen of China.

(d)           Title of Class of Securities:  Common Stock

(e)           CUSIP Number:  92912L107

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)           ☐           Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 92912L107	13G	Page 6 of 9

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Novel Century Ventures Limited	0
Mega Fame Holdings Limited	0
Tu Guihua	0

(b)	Percent of class:

Novel Century Ventures Limited	0%
Mega Fame Holdings Limited	0%
Tu Guihua	0%

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Novel Century Ventures Limited	0
Mega Fame Holdings Limited	0
Tu Guihua	0

 (ii) Shared power to vote or to direct the vote:

Novel Century Ventures Limited	0
Mega Fame Holdings Limited	0
Tu Guihua	0

 (iii) Sole power to dispose or to direct the disposition of:

Novel Century Ventures Limited	0
Mega Fame Holdings Limited	0
Tu Guihua	0

 (iv) Shared power to dispose or to direct the disposition of:

Novel Century Ventures Limited	0
Mega Fame Holdings Limited	0
Tu Guihua	0

CUSIP No. 92912L107	13G	Page 7 of 9

    The shares of the Issuer’s common stock were previously held directly by Novel Century Ventures Limited.  Novel Century Ventures Limited is a wholly owned subsidiary of Mega Fame Holdings Limited.  Ms. Tu Guihua owns all of the issued and outstanding capital stock of Mega Fame Holdings Limited.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

    Novel Century Ventures Limited is a wholly owned subsidiary of Mega Fame Holdings Limited.  Ms. Tu Guihua owns all of the issued and outstanding capital stock of Mega Fame Holdings Limited.

Item 8.  Identification and Classification of Members of the Group.

    This filing is on behalf of Novel Century Ventures Limited, Mega Fame Holdings Limited, and Ms. Tu Guihua.

Item 9.  Notice of Dissolution of Group.

    Not Applicable.

Item 10. Certifications.

    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11. (2)

(2) The limited power of attorney appointing Wang Feng as attorney-in-fact to execute this Amendment No. 1 to Schedule 13G on behalf of Novel Century Ventures Limited, Mega Fame Holdings Limited, and Tu Guihua is incorporated herein by reference to the Form 4 filed jointly by Novel Century Ventures Limited, Mega Fame Holdings Limited, and Tu Guihua with the Securities and Exchange Commission on August 19, 2014.

CUSIP No. 92912L107	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2014
(Date)

Novel Century Ventures Limited

By: Mega Fame Holdings Limited
Its: Director

By:   /s/ Wang Feng
Name:  Wang Feng
Title:  Attorney-in-Fact for Tu Guihua, Director

Mega Fame Holdings Limited

By:    /s/ Wang Feng
Name:  Wang Feng
Title:  Attorney-in-Fact for Tu Guihua, Director

/s/ Wang Feng
Wang Feng, Attorney-in-Fact for Tu Guihua

CUSIP No. 92912L107	13G	Page 9 of 9

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)            Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  September 18, 2014

Novel Century Ventures Limited

By: Mega Fame Holdings Limited
Its: Director

By:   /s/ Wang Feng
Name:  Wang Feng
Title:  Attorney-in-Fact for Tu Guihua, Director

Mega Fame Holdings Limited

By:    /s/ Wang Feng
Name:  Wang Feng
Title:  Attorney-in-Fact for Tu Guihua, Director

/s/ Wang Feng
Wang Feng, Attorney-in-Fact for Tu Guihua